October 10, 2024

Christopher Condelles
Chief Financial Officer
FS Credit Real Estate Income Trust, Inc.
201 Rouse Boulevard
Philadelphia, PA 19112

       Re: FS Credit Real Estate Income Trust, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 000-56163
Dear Christopher Condelles:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction